Exhibit 99.1

Mazor Robotics Inc.	Mazor Robotics Ltd.	Mazor Robotics GmbH
189 S. Orange Ave., Suite 1850	PO Box 3104, 7 HaEshel St.	Borkstraße 10
Orlando, FL 32801, U.S.A.	Caesarea Park South	48163 Münster, Germany
Tel: 1 (800) 80-MAZOR	3088900 Israel	Tel: +49 251 703 666 0
Fax: (407) 591-3560	Tel: +972 4 618-7100	Fax: +49 251 703 666 52
usa@mazorrobotics-us.com	Fax: +972 4 618-7111	germany@mazorrobotics.com
info@mazorrobotics.com

Mazor Robotics to Report Second Quarter Financial Results on July 28, 2015

CAESAREA, Israel, July 15, 2015 – Mazor Robotics Ltd. (TASE:MZOR; NASDAQGM:MZOR), a developer of innovative guidance systems and complementary products, announced today that it will report financial results for the second quarter and six months ended June 30, 2015, before the U.S. markets open on Tuesday, July 28, 2015.

The company will host a conference call to discuss these results on Tuesday, July 28, 2015, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13614094. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431